10029865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-20369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garrett Nagle & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Unicorn Park Drive
(No. and Street)

Woburn	MA	01801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Noreen Wight 617-737-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider, Schneider & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

35 Braintree Hill Office Park	Braintree	MA	02184
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing
Section
MAR 29 2010
Washington, DC
110

OATH OR AFFIRMATION

I, Garrett T. Nagle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garrett Nagle & Co., Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELAINE P. LOMBARDO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 26, 2010

Signature

FINOP Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRETT NAGLE & COMPANY, INC.

YEARS ENDED DECEMBER 31, 2009 AND 2008

GARRETT NAGLE & COMPANY, INC.

YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

35 BRAINTREE HILL OFFICE PARK
BRAINTREE, MASSACHUSETTS 02184-8709
TEL. (781) 843-6601
FAX (781) 849-6772

PAUL D. SCHNEIDER, CPA
GERALD R. SCHNEIDER, CPA
BRIAN G. OSGANIAN, ESQ.
DIRECTOR OF TAXATION
RICHARD G. SHULTS, CPA

Independent Auditors' Report

Board of Directors
Garrett Nagle & Company, Inc.
Woburn, Massachusetts

We have audited the accompanying statements of financial condition of Garrett Nagle & Company, Inc. as of December 31, 2009 and 2008, and the related statements of income (loss), shareholder's equity and comprehensive income (loss) and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garrett Nagle & Company, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the years ended December 31, 2009 and 2008 presented on pages 17 through 21 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider, Schneider & Associates, P.C.

February 20, 2010

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Current assets:		
Cash and cash equivalents	$ 418,306	$ 831,007
Marketable securities	868,805	435,164
Accounts receivable	28,848	34,258
Prepaid expenses	4,576	33,804
Total current assets	1,320,535	1,334,233
Property and equipment, net	50,605	30,536
Noncurrent assets:		
Restricted cash	24,135	-
Total assets	$ 1,395,275	$ 1,364,769

LIABILITIES AND SHAREHOLDER'S EQUITY

	2009	2008
Current liabilities:		
Accounts payable and accrued expenses	$ 37,211	$ 17,000
Accrued pension contribution	24,000	24,000
Deferred rent	14,611	-
Deferred investment advisor fees	411,777	422,878
Total current liabilities	487,599	463,878
Shareholder's equity:		
Common stock, 250,000 shares authorized; 25,000 shares issued and outstanding	25,000	25,000
Additional paid-in-capital	17,428	17,428
Retained earnings	662,293	776,259
Accumulated other comprehensive income	202,955	82,204
Total shareholder's equity	907,676	900,891
Total liabilities and shareholder's equity	$ 1,395,275	$ 1,364,769

See notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues:		
Investment advisory fees	$ 858,914	$ 937,600
Commissions	733,348	697,938
Net miscellaneous expense	(11,936)	(581)
Total revenues	1,580,326	1,634,957
Operating expenses	1,759,356	1,717,992
Loss from operations	(179,030)	(83,035)
Other income:		
Realized gain on marketable securities	38,357	58,844
Dividend and interest income	26,707	36,393
Total other income	65,064	95,237
Net income (loss)	$ (113,966)	$ 12,202

See notes to financial statements

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Additional		Accumulated Other	Total	
	Number of Shares	Value	Paid in Capital	Retained Earnings	Comprehensive Income	Shareholder's Equity	Comprehensive Income (Loss)
Balance at January 1, 2008	25,000	$ 25,000	$ 17,428	$ 764,057	$ 256,584	$ 1,063,069	
Net unrealized loss on securities	-	-	-	-	(174,380)	(174,380)	$ (174,380)
Restricted cash	24,135	-					
Net income	-	-	-	12,202	-	12,202	12,202
	24,135	-					
Balance at December 31, 2008	49,135	25,000	17,428	776,259	82,204	900,891	$ (162,178)
Net unrealized gain on securities	-	-	-	-	120,751	120,751	120,751
Net loss	-	-	-	(113,966)	-	(113,966)	(113,966)
Balance at December 31, 2009	49,135	$ 25,000	$ 17,428	$ 662,293	$ 202,955	$ 907,676	$ 6,785

See notes to financial statements.

GARRETT NAGLE & COMPANY, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ (113,966)	$ 12,202
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	12,565	20,291
Realized gain on marketable securties	(38,357)	(58,844)
Securities donated to charity	9,880	10,655
Changes in operating assets and liabilities:		
Accounts receivable	5,410	(20,481)
Prepaid expenses	29,228	(7,715)
Accounts payable and accrued expenses	20,211	(1,006)
Accrued pension contribution	-	(4,000)
Deferred rent	14,611	-
Deferred revenue	(11,101)	(90,445)
Net cash used by operating activites	(71,519)	(139,343)
Cash flows from investing activities:		
Purchases of marketable securities	(563,423)	(312,330)
Proceeds from the sales of marketable securities	279,010	680,112
Transfer to restricted cash	(24,135)	-
Acquisition of property and equipment	(32,634)	(12,132)
Net cash provided (used) by investing activities	(341,182)	355,650
Net increase (decrease) in cash and cash equivalents	(412,701)	216,307
Cash and cash equivalents at beginning of year	831,007	614,700
Cash and cash equivalents at end of year	$ 418,306	$ 831,007
Supplemental disclosures of cash flow information:		
State income tax paid	$ 1,874	$ 5,327
Interest paid	$ -	$ -

See notes to financial statements.

1. **Summary of significant accounting policies:**

Nature of business:

Garrett Nagle & Company, Inc. (the "Company") is an investment advisor and broker-dealer in Woburn, Massachusetts and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary sources of revenue are generated through investment advisory services provided for its customers and commission earned on trades consummated on behalf of these customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions involve the areas of fair values of marketable securities and certain accrued expenses. Accordingly, actual results could differ from those estimates.

Securities transactions:

Proprietary securities transactions are recorded on the trade date, as if they had settled. Therefore, realized gains and losses arising from all securities transactions entered into for the account and the risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported to them on a settlement-date basis with related commission income and expenses reported on a trade-date basis in the Company's financial statements.

Cash and cash equivalents:

The Company considers money market funds all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. The Company places its temporary cash investments with financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit.

1. **Summary of significant accounting policies: (Continued)**

Marketable securities:

The Company accounts for marketable securities in accordance with FASB ASC 320-10-50 (Formerly Statement of Financial Accounting Standards ("SFAS") No. 115), "Accounting for Certain Investments in Debt and Equity Securities." Securities are categorized as available-for-sale and are stated at their fair market value, with unrealized gains and losses reported as a separate component of stockholder's equity unless a decline in value is deemed to be other-than-temporary, in which case affected securities are written down and the loss charged to income. The cost of securities sold is determined using the specific identification method as a basis of recognizing realized gains and losses. Fair market value is determined to be the last reported sales price of the marketable securities as listed on the applicable public exchange at closing on the last business day of the period (See Note 9).

Other-than-temporary impairment of securities:

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Accounts receivable:

Accounts receivable represent amounts due from the Company's clearing agent. No allowance has been provided for on accounts receivable, because management believes all amounts are collectible.

1. **Summary of significant accounting policies: (Continued)**

Property and equipment:

Property and equipment is stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Maintenance and repairs are charged to expense as incurred, while any additions or improvements are capitalized.

Income taxes:

The Company's sole shareholder has elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its shareholder for income tax purposes. Accordingly, no provision has been made for income taxes. The Company is subject to corporate state tax on net taxable income if the Company's annual revenue exceeds certain dollar values. The Company's annual revenue did not exceed these thresholds in 2009 and 2008, however, it is subject to an excise tax on the greater of its tangible property or net worth.

Revenue recognition:

Investment advisory fees are billed and collected annually, in advance, and recognized ratably on a monthly basis as earned during the year. Fees collected in advance and not yet earned are recorded as deferred revenue.

Commissions revenue is received monthly and recorded in the period earned.

Comprehensive income:

FASB ASC 220-10-45 (Formerly SFAS No. 130), "Reporting Comprehensive income," requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statements of Shareholder's Equity.

Subsequent Events

The Company has evaluated all subsequent events through the date of this report, February 20, 2010.

2. Property and equipment:

Property and equipment consists of the following at December 31:

	2009	2008
Motor vehicle	$ 97,215	$ 97,215
Office equipment	61,282	124,754
Furniture and fixtures	36,582	96,778
Leasehold improvements	3,965	4,538
	199,044	323,285
Less accumulated depreciation	148,439	292,749
	$ 50,605	$ 30,536

Depreciation expense at December 31, 2009 and 2008 was $12,565 and $20,291, respectively.

3. Marketable securities:

Marketable Securities classified as available-for-sale consisted of the following at December 31.

	2009			
	Cost	Market	Cumulative Unrealized Gain	Cumulative Unrealized Loss
Corporate Bonds	$130,670	$149,909	$ 19,239	$ -
Equities:				
Consumer Discretionary	168,870	254,967	86,097	
Consumer Staples	15,868	16,640	772	
Healthcare	44,166	65,475	21,309	
Information Technology	16,865	24,354	7,489	
Financial	39,387	81,099	41,712	
	285,156	442,535	157,379	
Mutual Funds	250,025	276,361	26,337	
Total	$665,851	$868,805	$202,955	($ -)

3. **Marketable securities: (Continued)**

	2008			
	Cost	Market	Cumulative Unrealized Gain	Cumulative Unrealized Loss
Mutual Funds	$200,020	$190,918	$ 2,025	($11,127)
Equities:				
Consumer Discretionary	43,030	62,535	19,505	
Consumer Staples	15,868	14,950		(918)
Energy	27,240	29,600	2,360	
Information Technology	24,985	15,440		(9,545)
Financial	41,817	121,721	79,904	
	152,940	244,246	101,769	(10,463)
	$352,960	$435,164	$103,794	($21,590)

For the years ending December 31, 2009 and 2008, net realized gains of $38,357 and $58,844, respectively, were transferred from accumulated other comprehensive income and recognized in income.

The Company donated securities with a fair value of $9,880 and $10,655 to charities in 2009 and 2008, respectively.

4. **Commitments:**

Operating leases:

The Company leased office space in Boston, Massachusetts under a non-cancellable operating lease, as amended, which expired on May 31, 2009. The terms of the lease required monthly rental payments plus pro rata monthly operating expenses.

On July 1, 2009, the Company moved from the Boston office and began leasing office space in Woburn, Massachusetts under a non-cancellable operating lease, which expires on February 28, 2013. The term of the lease requires monthly rental payments (see Note 10).

4. **Commitments: (Continued)**

Future minimum lease payments under the lease described above are as follows:

2010	$ 98,000
2011	102,000
2012	106,000
2013	18,000
	$324,000

Total rent expense, including operating expenses for Boston office, for the years ended December 31, 2009 and 2008 was $253,986 and $310,437, respectively.

5. **401(k) Profit Sharing Plan:**

The Company sponsors a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. Annual employer contributions to the 401(k) plan are calculated at 3% of qualifying compensation for all active participants. The Company may also make discretionary profit sharing contributions to the Plan, which, if made, are allocated on the basis of employee compensation. The total expense under the Plan for the years ended December 31, 2009 and 2008 was $29,000 and $24,000, respectively.

6. **Net capital:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 and 2008, the Company had net capital of $725,609 and $769,840, respectively, exceeding the minimum net capital requirement of $100,000 for each year. At December 31, 2009 and 2008, the Company had a ratio of aggregate indebtedness to net capital of .67 to 1 and .60 to 1, respectively, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 15 to 1 for each year.

7. **Concentrations of credit risk:**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. **Restricted cash:**

The Company maintains a certificate of deposit as collateral for an irrevocable letter of credit required by the Woburn office lease.

9. **Fair Value Measurements:**

The Company has implemented FASB ASC 820-10-50 (Formerly FASB 157), Fair Value Measurements. FASB ASC 820-10-50 (Formerly FASB 157) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10-50 (Formerly FASB 157) are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

9. **Fair Value Measurements: (Continued)**

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables present by level, within the fair value hierarchy, the Company's investment assets at fair value, as of December 31, 2009 and 2008. As required by FASB ASC 820-10-50 (Formerly FASB 157), investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Description	12/31/09	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash & Cash Equivalents	$ 418,306	$ 418,306		
Investments, Securities	868,805	868,805		
Total	$1,287,111	$1,287,111	$ -	$ -

Description	12/31/08	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments, Cash Equivalents	$ 831,007	$ 831,007		
Investments, Securities	435,164	435,164		
Total	$1,266,171	$1,266,171	$ -	$ -

10. Deferred Rent

The Company received 2 months of free rent for the lease of the office space in Woburn. These 2 months of rent are being amortized over the term of the lease on a straight line basis.

SUPPLEMENTARY INFORMATION

GARRETT NAGLE & COMPANY, INC.

SCHEDULES OF OPERATING EXPENSES

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Advertising	$ 956	$ -
Automobile expense	215	5,154
Bank Services	877	486
Charitable contributions	15,130	15,820
Clearing chargers	143,049	122,233
Commissions	5,130	21,532
Computer expense	36,703	42,279
Depreciation	12,565	20,291
Dues and subscriptions	12,144	13,283
Equipment rental	3,119	4,274
Insurance	69,965	64,517
Maintenance and repairs	6,375	1,559
Market data communications	31,915	47,080
Messenger and delivery	2,036	2,194
Miscellaneous	-	621
Moving expense	13,230	-
Office expense	26,317	36,576
Officer's compensation	300,000	300,000
Payroll taxes	58,684	50,901
Postage	3,796	5,836
Printing	10,471	5,534
Professional fees	38,866	28,207
Registration fees	4,422	4,885
Rent	253,986	310,437
Retirement plan expense	28,860	24,273
Salaries and wages	651,385	537,632
Taxes, other	3,099	5,327
Telephone	14,411	12,909
Temporary help	2,623	19,717
Travel and entertainment	9,027	14,435
	$ 1,759,356	$ 1,717,992

GARRETT NAGLE & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Capital		
Common stock	$ 25,000	$ 25,000
Additional paid-in capital	17,428	17,428
Retained Earnings	662,294	776,259
Unrealized holding gains	202,955	82,204
Total Capital	907,677	900,891
Nonallowable assets:		
Restricted cash	24,135	-
Prepaid expenses	4,576	33,804
Property and equipment, net	50,605	30,536
Total nonallowable assets	79,316	64,340
Net capital before security haircuts	828,361	836,551
Security haircuts	102,752	66,711
Net capital	725,609	769,840
Minimum dollar net capital requirement	100,000	100,000
Excess net capital	$ 625,609	$ 669,840
Aggregate indebtedness	$ 487,599	$ 463,878
Ratio of aggregate indebtedness to net capital	.67 to 1	.60 to 1

GARRETT NAGLE & COMPANY, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

A reconciliation of the net capital computation included herein (page 16) with the unaudited net capital computation included in the FOCUS Report as of December 31, 2009 is as follows:

Unaudited net capital at December 31, 2009	$ 769,617
Differences	
Audit adjustment - Accrual for Professional Fees	(25,158)
Audit adjustment - Accrual for Profit Sharing Contribution	(23,552)
Security haircut calculation	4,702
	(44,008)
Audited net capital at December 31, 2009	$ 725,609

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
35 BRAINTREE HILL OFFICE PARK
BRAINTREE, MASSACHUSETTS 02184-8709
TEL. (781) 843-6601
FAX (781) 849-6772

PAUL D. SCHNEIDER, CPA
GERALD R. SCHNEIDER, CPA
BRIAN G. OSGANIAN, ESQ.
DIRECTOR OF TAXATION
RICHARD G. SHULTS, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Stockholder and Board of Directors
Garrett Nagle & Company, Inc.
Woburn, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of Garrett Nagle & Company, Inc. (the "Company") for the year ended December 31, 2009 and 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder and Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider, Schneider & Associates, P.C.

February 20, 2010

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009 AND 2008

Garrett Nagle & Company, Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020369 FINRA DEC
GARRETT NAGLE & CO INC 9*9
300 UNICORN PARK DR STE 1
WOBURN MA 01801-3340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2712.30

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (844.57)

7/22/09
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 1867.73

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1867.73

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1867.73

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GARRETT NAGLE & Co., INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of JANUARY, 2010.

V.P.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,217,821.34

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 101,841.26

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 10,466.62

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 20,594.59

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 132,902.47

2d. SIPC Net Operating Revenues $ 1,084,918.87

2e. General Assessment @ .0025 $ 2,712.30

(to page 1 but not less than $150 minimum)

SCHNEIDER, SCHNEIDER & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
35 BRAINTREE HILL OFFICE PARK
BRAINTREE, MASSACHUSETTS 02184-8709
TEL. (781) 843-6601
FAX (781) 849-6772

PAUL D. SCHNEIDER, CPA
GERALD R. SCHNEIDER, CPA
BRIAN G. OSGANIAN, ESQ.
DIRECTOR OF TAXATION
RICHARD G. SHULTS, CPA

Accountants' Agreed-Upon Procedures Report

Board of Directors
Garrett Nagle & Company, Inc.
Stoneham, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Garrett Nagle & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Garrett Nagle & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Garrett Nagle & Company, Inc.'s management is responsible for the Garrett Nagle & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records and the Company operating account at Sovereign Bank noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. For commissions and clearance paid, we reviewed the general ledger detail for the account and tied and agreed three randomly selected months to the Clearing Statements, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider, Schneider & Associates, P.C.

February 20, 2010